                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9 )*

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   530370 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 pages.



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CUSIP NO.  530370 10 5              SCHEDULE 13G     PAGE   2   OF   4    PAGES
          -------------                                   -----     ----


------------------------------------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Frances M. McCreery


------------------------------------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (A)      [ ]
                                                                                (B)      [X]


------------------------------------------------------------------------------------------------------------
     (3)  SEC USE ONLY


------------------------------------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       United States of America

------------------------------------------------------------------------------------------------------------
                           (5)      SOLE VOTING POWER
  NUMBER OF                                                              1,059,702 Shares
   SHARES                  ---------------------------------------------------------------------------------
BENEFICIALLY               (6)      SHARED VOTING POWER
  OWNED BY                                                                   7,200 Shares
    EACH                   ---------------------------------------------------------------------------------
 REPORTING                 (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                              1,059,702 Shares
                           ---------------------------------------------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                                                             7,200 Shares

------------------------------------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,066,902 Shares

------------------------------------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES *                                                               [ ]


------------------------------------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                 5.2%

------------------------------------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON *                                              IN

------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                PAGE 2 OF 4 PAGES


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934


Item 1(a). Name of Issuer:

                  The Liberty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(a). Name of Person Filing:

                  Frances M. McCreery

Item 2(b). Address of Principal Business Office or, If None, Residence:

                  3190 Roundwood Road, Daisy Hill
                  Chagrin Falls, Ohio 44022

Item 2(c). Citizenship:

                  United States of America

Item 2(d). Title of class of securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  530370-10-5

Item 3. Not Applicable

Item 4. Ownership:

        (a)  Amount Beneficially Owned:                         1,066,902 shares

        (b)  Percent of Class:                                        5.2%

        (c)  Number of shares as to which such person has:

                (i) Sole Power to vote or direct the vote       1,059,702 shares

               (ii) Shared power to vote or direct the vote         7,200 shares

              (iii) Sole power to dispose or direct the
                    disposition of                              1,059,702 shares

              (iv)  Shared power to dispose or direct
                    the disposition of                              7,200 shares


         Mrs. McCreery disclaims beneficial ownership of all the shares shown above except the 1,059,702 shares as to which she has sole voting and dispositive power.

                                Page 3 of 4 Pages


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Item 5. Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6. Ownership or More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 6,400 shares (or .03%) are held by Mrs. McCreery and her daughter, Gail Cooke, as trustees of a trust for the benefit of the son of Mrs. McCreery's daughter (Gail Cooke).

         (b) 800 shares (or .004%) are held in trust for the benefit of Mrs. McCreery's husband.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable.

Item 8. Identification and Classification of Members of the Group:

         Not applicable.

Item 9. Notice of Dissolution of the Group:

         Not applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






February 4, 1998                          /s/ Frances M. McCreery
                                          -----------------------------
                                          Frances M. McCreery


                               Page 4 of 4 Pages.